444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-07

PolyMet Mining files materials in connection with Annual General and Special Meeting of Shareholders

St. Paul, Minn., May 28, 2021 - PolyMet Mining Corp. ("PolyMet" or the "company") (TSX: POM; NYSE American: PLM), has filed its notice of meeting and management information circular (the "Circular") in connection with its Annual General and Special Meeting of shareholders (the "Meeting") to be held on June 16, 2021, at 10:00 a.m. Pacific Daylight Time. Meeting materials were mailed out on May 7, 2021 to shareholders of record as of April 28, 2021.

Due to the ongoing global coronavirus (COVID-19) public health emergency and in consideration of the health and safety of our shareholders, colleagues and our broader community, the company strongly encourages shareholders to vote on the matters before the Meeting by proxy, and to view the Meeting online by the way of a live webcast, rather than attend in person. The routine legal requirements of the Meeting will be carried out by a limited number of company representatives.

PolyMet encourages all shareholders to participate in the Meeting.  Shareholders may submit questions to management ahead of the Meeting via email to info@polymetmining.com.  There will be an opportunity to ask questions following the conclusion of the official business portion of the Meeting.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

PolyMet encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available on our website (www.polymetmining.com).

Meeting Matters

At the Meeting, the shareholders will be asked to vote on the following resolutions:

  to elect seven directors to hold office until the close of the next annual meeting of shareholders;

  to appoint Deloitte & Touche LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditors; and

  to re-approve PolyMet's Omnibus Share Compensation Plan (the "Omnibus Plan") as approved by the shareholders in 2007 and as amended, restated, and confirmed from time to time, most recently by shareholders in 2018.  Under the policies of the TSX, the Omnibus Plan must be re-approved by PolyMet's shareholders, excluding the votes of Common Shares held by insiders who are eligible to participate in the Omnibus Plan. An aggregate of 72,361,214 Common Shares are held by insiders who are eligible to participate in the Omnibus Plan and whose votes will be excluded in determining the number of votes cast in respect of the resolution to re-approve the Omnibus Plan.

With respect to the summary of the Omnibus Plan found in the Circular, the company wishes to provide further detail regarding certain provisions of the Omnibus Plan as set out below:

  Blackout Extension. The Omnibus Plan specifically allows that where the expiry date for an option occurs during or within nine business days following the end of a blackout period, the expiry date for such option shall be extended to the date which is 10 business days following the end of such blackout period.
  Termination Provisions of Performance Stock Units. The termination provisions for Performance Stock Units are the same as for the other Awards.
  Amendment Provisions. The Compensation Committee has the right to exercise any amendment provision of the Omnibus Plan only if shareholder approval is obtained for such amendment. Shareholder approval is not required for any amendments to implement or modify a cashless exercise feature for Awards, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying common shares from the total number of common shares available under the Omnibus Plan.

The Board of Directors of PolyMet recommends that shareholders vote in favor of all proposed items.

Shareholder Information and Questions

PolyMet shareholders who have questions about the Circular, or require assistance with voting their shares can contact PolyMet Investor Relations:

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.